TransAIta Corporation 110-12th Avenue S.W. Box 1900, Station "M" Calgary, Alberta
T2P 2M1 (403) 267-7110 www.transalta.com
May 6, 2009

VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorite Des Marches Financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Office, Prince Edward Island
Securities Commission of Newfoundland and Labrador
The Toronto Stock Exchange

Dear Sirs:

Re:

TransAlta Corporation
Report of Voting Results pursuant to section 11.3 of
National Instrument 51-102 - Continuous Disclosure Obligations ("N1 51-102")

Following the annual meeting of shareholders of TransAlta Corporation held on April 30, 2009 (the "Meeting"), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the meeting:

The Appointment of Ernst & Young LLP, to serve as the independent auditors for 2009 was approved by a show of hands. Proxies 88,401,515 (99.5%) in favour and 443,841 (0.5%) withheld were received.

The eleven director nominees proposed by management were elected by a show of hands. Proxies were received as follows:

Nominee	Votes for	%	Withheld	%
W.D. Anderson	88,589,993	99.71%	256,358	0.29%
S.L. Baum	88,387,612	99.48%	458,739	0.52%
S.J. Bright	88,125,982	99.19%	720,369	0.81%
T.W. Faithfull	88,172,830	99.24%	673,521	0.76%
G.D. Giffin	88,473,489	99.58%	372,862	0.42%
C.K. Jespersen	88,077,324	99.13%	769,027	0.87%
M.M. Kanovsky	87,657,155	98.66%	1,189,196	1.34%
D.S. Kaufman	88,120,244	99.18%	726,107	0.82%
G.S. Lackenbauer	88,504,453	99.62%	341,898	0.38%
M.C. Piper	88,138,024	99.20%	708,327	0.80%
S.G. SnYder	88,264,386	99.34%	581,965	0.66%

Yours truly, TRANSALTA CORPORATION "signed" Maryse St.-Laurent Maryse St.-Laurent Corporate Secretary